                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                          DENSE-PAC MICROSYSTEMS, INC.
                     ---------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                     ---------------------------------------
                         (Title of Class of Securities)


                                   248719-106
                     ---------------------------------------
                                 (CUSIP Number)

                              HELEN W. MELMAN, ESQ.
                                815 MORAGA DRIVE
                          LOS ANGELES, CALIFORNIA 90049
                                 (310) 472-4191
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 19, 1999
                     ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-l(g), check the following box [ ].

                         (Continued on following pages)

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                                  SCHEDULE 13D

CUSIP NO. 248719-106

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  EUROVENTURES BENELUX I B.V.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                  (A) [X]
                  (B) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS - N/A


5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                           [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION - BELGIUM


   NUMBER OF            7.     SOLE VOTING POWER -                 0
    SHARES
 BENEFICIALLY           8.     SHARED VOTING POWER -               1,901,350
   OWNED BY
EACH REPORTING          9.     SOLE DISPOSITIVE POWER -            0
  PERSON WITH
                       10.     SHARED DISPOSITIVE POWER -          1,901,350


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,901,350 SHARES OF COMMON STOCK

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                      [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.0%

14.      TYPE OF REPORTING PERSON - CO

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                                  SCHEDULE 13D

CUSIP NO. 248719-106

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  EUROVENTURES BENELUX II B.V.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                  (A) [X]
                  (B) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS - 00


5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                           [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION - BELGIUM


   NUMBER OF            7.     SOLE VOTING POWER -                 0
    SHARES
 BENEFICIALLY           8.     SHARED VOTING POWER -               2,915,882
   OWNED BY
EACH REPORTING          9.     SOLE DISPOSITIVE POWER -            0
  PERSON WITH
                       10.     SHARED DISPOSITIVE POWER  -         2,915,882


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,915,882 SHARES OF COMMON STOCK

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                      [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  15.4%

14.      TYPE OF REPORTING PERSON - CO

                                  SCHEDULE 13D

CUSIP NO. 248719-106

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  EUROVENTURES BENELUX TEAM B.V.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                  (A) [X]
                  (B) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS - 00


5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                           [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION - BELGIUM


   NUMBER OF            7.     SOLE VOTING POWER -                 0
    SHARES
 BENEFICIALLY           8.     SHARED VOTING POWER -               4,817,232
   OWNED BY
EACH REPORTING          9.     SOLE DISPOSITIVE POWER -            0
  PERSON WITH
                       10.     SHARED DISPOSITIVE POWER -          4,817,232


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,817,232 SHARES OF COMMON STOCK

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.4%

14.      TYPE OF REPORTING PERSON - CO

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                                  SCHEDULE 13D

CUSIP NO. 248719-106

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  EBTB II B.V.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                  (a) [X]
                  (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS - 00


5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                           [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION - Belgium


   NUMBER OF            7.     SOLE VOTING POWER -                 0
    SHARES
 BENEFICIALLY           8.     SHARED VOTING POWER -               4,817,232
   OWNED BY
EACH REPORTING          9.     SOLE DISPOSITIVE POWER -            0
  PERSON WITH
                       10.     SHARED DISPOSITIVE POWER -          4,817,232


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,817,232 shares of Common Stock

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.4%

14.      TYPE OF REPORTING PERSON - CO

Item 1.           Security and Issuer.

     This Amendment to Statement on Schedule 13D of EBTB II B.V. ("EBTB"), Euroventures Benelux Team B.V. ("Team"), Euroventures Benelux I B.V. ("Euroventures I") and Euroventures Benelux II B.V. ("Euroventures II") (individually or collectively, the "Reporting Persons") is filed to report the beneficial ownership of shares of Common Stock of Dense-Pac Microsystems, Inc., a California corporation (the "Company"). The Company's principal business address is 7321 Lincoln Way, Garden Grove, California 92641.

ITEM 2.           IDENTITY AND BACKGROUND.

     Each Reporting Person is a corporation organized under the laws of Belgium whose address is H. Henneaulaan 366, 1930 Zaventem, Belgium. Euroventures I and Euroventures II are venture capital funds. As the investment manager of each of Euroventures I and Euroventures II, Team has both voting and investment power over their shares of the Company's Common Stock but manages each fund's portfolio independently of the other. Team is the sole "statutory director" of each of Euroventures I and Euroventures II.

     EBTB has indirect beneficial ownership of the shares of Common Stock of the Company directly owned by Euroventures I and Euroventures II because it owns 100% of Team. EBTB has a 0.13% and 6.25% voting interest, respectively, in each of Euroventures I and Euroventures II. As the holder of Class B shares of each of Euroventures I and Euroventures II, EBTB is entitled to 20% of all distributions to shareholders of each of Euroventures I and Euroventures II after the Class A shareholders have received a 125% return on their investment.

     The partners and sole director and executive officer of each of Team and EBTB are:

                  Name:                              Martijn Kleijwegt
                  Business address:                  Joh. Vermeerplein 9
                                                     1071 DV Amsterdam
                                                     The Netherlands
                  Position:                          Executive Director, Partner
                  Principal occupation:              investment manager
                  Citizenship:                       Dutch

                  Name:                              Roger Claes
                  Business address:                  H. Henneaulaan 366
                                                     1930 Zaventem
                                                     Belgium
                  Position:                          Partner
                  Principal occupation:              investment manager
                  Citizenship:                       Belgian


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



                  Name:                              Paul Verdurme
                  Business address:                  H. Henneaulaan 366
                                                     1930 Zaventem
                                                     Belgium
                  Position:                          Partner
                  Principal occupation:              investment manager
                  Citizenship:                       Belgian

                  Name:                              Frits van der Have
                  Business address:                  Joh. Vermeerplein 9
                                                     1071 DV Amsterdam
                                                     The Netherlands
                  Position:                          Partner
                  Principal occupation:              investment manager
                  Citizenship:                       Dutch

     During the last five years, no Reporting Person and no officer, director or partner of any Reporting Person has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or the finding of any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to an Amended and Restated Loan Agreement dated April 8, 1999, between the Company and Euroventures II, effective as of November 1, 1999, Euroventures II converted $600,000 outstanding principal amount of a loan into 331,035 shares of Common Stock of the Company.

     On November 14, 1999, warrants to purchase 375,000 shares of Common Stock at $7.00 per share held by Euroventures II expired unexercised.

ITEM 4.           PURPOSE OF TRANSACTION.

     Euroventures II acquired the shares upon conversion of the loan for investment in the ordinary course of its business and not for the purpose of effecting or changing control of the Company.

     As described in Item 5(c) below, Euroventures I has sold shares of Common Stock in connection with its portfolio management policies and objectives. Euroventures I has filed Forms 144 relating to the proposed sale of up to 805,129 shares of Common Stock, of which 597,529 shares have been sold as of December 1, 1999.

     Euroventures I and Euroventures II may dispose of Common Stock from time to time in the open market, in privately negotiated transactions, or otherwise. Euroventures I and Euroventures II are each incorporated for a limited term and must liquidate when their term has expired. The term of each fund is currently set to expire in June 2000, subject to one year extensions if approved by the

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shareholders of each fund. Upon termination, each fund may sell some or all of its portfolio securities, including Company stock, or distribute such securities in kind to its shareholders upon liquidation.

     Roger Claes, a partner of Team and EBTB, serves as a director of the Company. Except as stated herein, none of the Reporting Persons has any present intention to engage in any of the actions contemplated by paragraphs (a) - (j) of Item 4 to Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) The beneficial ownership of the Company's Common Stock by each Reporting Person is as follows:


                                      Euroventures I         Euroventures II            Team                 EBTB
                                      --------------         ---------------            ----                 ----
Sole Power to Vote                           0                      0                     0                    0
Shared Power to Vote (1)                 1,901,350              2,915,882             4,817,232            4,817,232
Sole Power to Dispose                        0                      0                     0                    0
Shared Power to Dispose (1)              1,901,350              2,915,882             4,817,232            4,817,232
% Ownership (2)                            10.0%                  15.4%                 25.4%                25.4%

-------------

(1) Team is the investment manager of each of Euroventures I and Euroventures II and has voting and investment power over each fund's shares, but manages each fund independently of the other. EBTB is the sole shareholder of Team. Team and EBTB are shown as having beneficial ownership of shares owned by both Euroventures I and Euroventures II.

(2) Based on 18,612,519 shares outstanding on October 20, 1999 as stated in the Company's Form 10-QSB for the quarter ended August 31, 1999, plus the 331,035 shares issued to Euroventures II upon conversion of a loan as described in Item 3.

     (c) The Reporting Persons engaged in the following transactions in the past 60 days:

         On November 1, 1999 Euroventures II acquired 331,035 shares of Common Stock on conversion of a loan. See Item 3.

         Euroventures I sold the following shares of Common Stock pursuant to Rule 144 on the Nasdaq market:


        Date of Sale          No. of Shares Sold          Price per share
        ------------          ------------------          ---------------
          10/20/99                   1,400                   $5.00
          10/21/99                   1,500                    5.00
          11/18/99                  87,000                    5.4063
          11/19/99                 140,500                    6.2727


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        Date of Sale          No. of Shares Sold          Price per share
        ------------          ------------------          ---------------
                                    10,100                    5.6875
          11/22/99                 159,500                    6.7415
          11/24/99                  32,629                    6.7548
          11/26/99                 109,000                    7.3603
          11/29/99                  48,000                    7.3750
          11/30/99                   7,900                    7.1250


     (d) The shareholders (including EBTB) of each of Euroventures I and Euroventures II, which are venture capital funds, will have the right to receive proceeds from the sale of the Common Stock upon the liquidation of each of such funds. See Item 4.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to a Registration Rights Agreement dated April 8, 1998, Euroventures I and Euroventures II have the right to require the Company to register their shares of Common Stock for resale under the Securities Act of 1933.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     1. Amended and Restated Loan Agreement dated April 8, 1999.*

     2. Registration Rights Agreement dated April 8, 1999.*

     * Incorporated by reference to Schedule 13D (Amendment No. 4) filed on April 20, 1999.

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                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), we agree that this statement is filed on behalf of each of us.

                                           EUROVENTURES BENELUX TEAM, B.V.



Date:  December 2, 1999                    /S/ Martijn Kleijwegt
                                           -------------------------------------
                                           Martijn Kleijwegt, Executive Director


                                           EUROVENTURES BENELUX I B.V.



Date: December 2, 1999                     /S/ Martijn Kleijwegt
                                           -------------------------------------
                                           Martijn Kleijwegt,
                                           Executive Director of
                                           Euroventures Benelux Team
                                           B.V., Managing Director of
                                           Euroventures Benelux I B.V.



                                           EUROVENTURES BENELUX II B.V.



Date:  December 2, 1999                    /S/ Martijn Kleijwegt
                                           -------------------------------------
                                           Martijn Kleijwegt,
                                           Executive Director of
                                           Euroventures Benelux Team
                                           B.V., Managing Director of
                                           Euroventures Benelux II
                                           B.V.



                                           EBTB II B.V.


Date:  December 2, 1999                    /S/ Martijn Kleijwegt
                                           -------------------------------------
                                           Martijn Kleijwegt, Executive Director


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